EXHIBIT 99.1

For Immediate Release	Date: January 25, 2024
24-5-TR

Teck to Release Fourth Quarter 2023 Results on February 22, 2024

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) will release its fourth quarter 2023 earnings results before market open on Thursday, February 22, 2024.

A webcast to review the results will be held as follows:

Date:	Thursday, February 22, 2024
Time:	8:00 a.m. PT / 11:00 a.m. ET
Listen-Only Webcast:	here
Dial In for Investor & Analyst Q&A:	416.915.3239 or 1.800.319.4610
Quote “Teck Resources”, to join the call
Alternate, pre-register to the call for Q&A:	registration link

An archive of the webcast will be available at teck.com within 24 hours.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Ellen Lai

Coordinator, Investor Relations

604.699.4257

ellen.lai@teck.com

Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com